Exhibit 23.3
CONSENT OF PINNACLE ENERGY SERVICES, LLC
We have issued our report letter dated January 25, 2011 for the year ended December 31, 2010 on estimates of proved reserves and future net cash flows of certain oil and natural gas properties located in the Permian Basin of West Texas of Windsor Permian LLC, successor in interest to Windsor Energy Group, LLC. As independent oil and gas consultants, we hereby consent to the use and inclusion of information from the aforementioned report letter in the Registration Statement on Form S-1MEF (the “Registration Statement”) of Diamondback Energy, Inc. and all amendments to the Registration Statement.

PINNACLE ENERGY SERVICES LLC

By:	/s/ John Paul Dick
	Name:	John Paul Dick
	Title:	Manager, Registered Petroleum Engineer

May 15, 2013
Oklahoma City, Oklahoma